FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

The fire incident of a drilling rig in the Gulf of Mexico

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 6, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

May 6, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

The fire incident of a drilling rig in the Gulf of Mexico

Mitsui & Co., Ltd. (“Mitsui”) announced today that on April 20, 2010, a third party semi-submersible drilling rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a fire incident, which sank the drilling rig and resulted in leakage of hydrocarbons from the well. MOEX Offshore 2007 LLC, a 100% subsidiary of MOEX USA Corporation, has a 10% working interest in the Mississippi Canyon 252 block as a non-operator. MOEX USA Corporation is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd. in which Mitsui has a 69.91% equity interest. Mitsui is unable, at this time, to determine the cause of the incident, and the impact, if any, that the incident will have on Mitsui’s future operating results, financial position or cash flows. Mitsui continues to monitor the situation.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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